

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2010

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource Real Estate Opportunity REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed February 9, 2010**
> **File No. 333-160463**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referenced in our comments correlate to the page numbers found in the courtesy copies that you provided us.

General

1. We note that you have revised your prospectus with updated figures and statistics regarding the real estate market. Specifically, we note the section, "What are the market opportunities for Resource Real Estate Opportunity REIT?" on page 3. Please provide us with highlighted copies of any study, report or book that you cite or on which you rely. Confirm that the industry reports or studies that you rely on

were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

What are the fees that you will pay to the advisor and its affiliates?, page 15

2. We note that you have provided disclosure regarding your acquisition fees based on the assumption that your portfolio will be 35% leveraged. However, we note your disclosure on page 139 that you may borrow amounts up to 75% of the cost of your assets. Please revise your disclosure on page 16, under the column "Estimated Amount for Minimum/Maximum Offering," to include the amount that reflects the maximum payable assuming that you utilize maximum leverage. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 94.

Prior Performance Tables, page A-1

Table I – Experience in Raising and Investing Fund for Public Program Properties, page A-2

3. Please revise the Dollar Amount Raised line item in each Table I to reflect 100%. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

Resource Real Estate Opportunity Fund, L.P., page A-5

4. Please disclose the months to invest 90% of amount available for investment in this table or advise.

Table III – Annual Operating Results of Prior Real Estate Programs, page A-10

5. Please revise Table III on page A-14 to explain, in a footnote or otherwise, what you mean by "from other" and "Other" with respect to the source of cash distributions to investors. To the extent that the general partner or an affiliate has advanced cash to be distributed to investors, please so state.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert Bergdolt, Esq.
    R. Neil Miller, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2000